

Mail Stop 3561

August 19, 2009

Mitch Truwit
Director, Vice President, Assistant Secretary
BEN Merger, Sub, Inc.
601 Lexington Avenue, 53rd Floor
New York, New York, 10022

Edward J. DiMaria,
Chief Financial Officer
Bankrate, Inc.
11760 U.S. Highway One, Suite 200
North Palm Beach, Florida 33408

        Re: Bankrate, Inc.
                Amendment No. 2 to Schedule TO filed by Ben Merger Sub, Inc. et al.
                Amendment No. 3 to Schedule 13E-3 filed by Bankrate, Inc. et al.
                Amendment No. 3 to Schedule 14D-9 filed by Bankrate, Inc.
                Filed August 18, 2009
                File No. 005-57763

Dear Messrs. Truwit and DiMaria:

We have reviewed your letter dated August 17, 2009 in response to our comment letter dated August 14, 2009 and your amendments and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Schedule TO/Schedule 13E-3

General

1. Please revise the Schedule 14D-9 filed by Bankrate, Inc., as applicable, in response to our comments issued on the Schedule TO/Schedule 13E-3.

Mitch Truwit
Ben Merger Sub, Inc.
Edward J. DiMaria
Bankrate, Inc.
August 19, 2009
Page 2 of 4

Offer to Purchase

I. Special Factors, page 10

1. Background of the Offer, page 10

2. We note your response to comment 10 from our letter dated August 14, 2009. Beyond the fact that Section 607.0901 of the BCA did not require that the Disinterested Directors negotiate on behalf of the Company, please state if any other consideration was given to allowing the Disinterested Directors to negotiate on behalf of Bankrate and, if so, why the Board determined not to allow them to negotiate on behalf of Bankrate. Also, please revise the bottom of page 12 of the Offer to Purchase to provide disclosure that is consistent with the same revisions you made in your Schedule 14D-9; in this regard, your revisions that appear at the top of page 13 appear to be misplaced.

3. We note your statement in the second full paragraph on page 13 that Bankrate consulted with Gunster, Yoakley & Steward P.A. on specific issues. Please expand your disclosures to disclose the specific issues that Bankrate discussed with Gunster, Yoakley & Steward P.A.

4. We note your statement in the third full paragraph on page 13 that certain Support Executives retained Dewey & LeBeouf, LLP on July 19, 2009 to represent them with respect to certain aspects of the transaction. We also note your statement on page 15 that "Dewey, which had ceased work the prior evening following the reduction in the proposed Offer Prices, reengaged with Apax's counsel." Please expand your disclosure to provide greater detail as to Dewey's involvement in the various discussions that occurred between the parties from July 20, 2009 to July 22, 2009. Please also discuss why Dewey ceased work on the evening of July 20, 2009, but subsequently began discussions again with Apax on July 21, 2009.

4. Position of the Disinterested Directors..., page 19

5. We note the language included in response to prior comment 12. Please clarify to explain why the Disinterested Directors did not find it necessary or beneficial to receive the advice of independent counsel in weighing the potential conflicts of interest of the executives and other directors prior to approving the transaction.

Mitch Truwit
Ben Merger Sub, Inc.
Edward J. DiMaria
Bankrate, Inc.
August 19, 2009
Page 3 of 4

5. Position of the Support Executives as to Fairness, page 20

6. We note your response to comment 13 from our letter dated August 14, 2009. We note that the Support Executives based their fairness determination upon the same factors considered by the Board of Directors and adopted such factors as their own. Your supplemental response, however, indicates that the Support Executives did not rely upon the analysis of factors in the opinions or presentations of Allen. Given that the Board adopted the analysis of Allen as their own, which would include Allen's consideration of some of the factors identified under Instruction 2 to Item 1014 of Regulation M-A, tell us how the Support Executives considered those same factors if they did not rely upon Allen's analysis.

7. Purposes and Reasons of Parent, Purchaser, the Apax VII Funds..., page 21

7. We note your response to comment 15 from our letter dated August 14, 2009. Please discuss how it was determined which directors would or would not enter into support agreements.

Schedule 14D-9

Item 5. Persons/Assets Retained, Employed, Compensated or Used, page 18

(a) Opinion of Allen & Company, LLC, page 18

8. We note your response to prior comment 25. Please revise your disclosure to state, as it appears based on your response to prior comment 25, that the data underlying Needham's Selected Transactions Analysis was not presented to the Disinterested Directors.

9. We note your response to comments seven and eight from our letter dated August 14, 2009 and your revisions to your filings. Please specifically describe the analyses that Allen presented to the Board on June 30, 2009. To the extent that these analyses differed from the analyses that Allen provided to the Board on July 22, 2009 in either form, content or results, please provide the disclosures required under Item 1015(b)(6) including, but not limited too:

- the procedures that Allen followed in preparing the analyses;

- Allen's findings and recommendations;

Mitch Truwit
Ben Merger Sub, Inc.
Edward J. DiMaria
Bankrate, Inc.
August 19, 2009
Page 4 of 4

- Allen's bases for and methods of arriving at such findings and recommendations; and

- Instructions Allen received from Bankrate or its affiliates.

10. We note your response to comment 26 from our letter dated August 14, 2009. Please revise to explain the "equity market risk premium" figure that Needham used in determining an appropriate discount rate.


*   *   *   *   *   *


As appropriate, please amend your filings in response to these comments within 10 business days, or tell us by that time when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Robert W. Errett, Staff Attorney, at (202) 551-3225 or Mara Ransom, Legal Branch Chief, at (202) 551-3238 or me at (202) 551-3720 with any other questions. You may also contact Daniel Duchovny, Special Counsel in the Office of Mergers and Acquisitions, at (202) 551-3619.

Sincerely,

H. Christopher Owings
Assistant Director